

Mail Stop 3561

October 19, 2016

Michael Fleisher
Chief Financial Officer
Wayfair Inc.
4 Copley Place, 7th Floor
Boston, MA 02116

    Re: **Wayfair Inc.**
          Form 10-K for the Fiscal Year Ended December 31, 2015
          Filed February 29, 2016
          File No. 1-36666

Dear Mr. Fleisher:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Marketable Securities, page 54

1. In future filings please disclose the basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined. Please refer to ASC 320-10-50-9b.

Revenue Recognition, page 57

2. We note that other revenue includes product sales generated online through sites operated by third parties. However, your disclosure does not describe your revenue recognition policy for products sold through third party sites. Please tell us whether you recognize product sales from third party sites on a gross or net basis and your basis therefor citing the indicators of gross and net reporting in ASC 605-45-45. In addition, please revise your disclosure in future filings to disclose or clarify your revenue recognition policy for products sold through third party cites.

Exhibits 31.1 and 31.2

3. The certifications do not include paragraph 4(b) referring to internal control over financial reporting as described at Item 601(b)(31) of Regulation S-K. Similar omissions were made in Exhibits 31.1 and 31.2 of Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016. Please file amendments to include paragraph 4(b). The amendments can be limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Regulation S-K Compliance & Disclosure Interpretation 246.13.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Enrique Colbert
        General Counsel